Exhibit 99.81

mCloud Raises C$4 Million of Catalyst Capital

in Pre-NASDAQ Offering

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA), OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

VANCOUVER, May 26, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced the proposed completion of a C$4 million unit offering (the "Offering") with a prominent investor based in Europe at a price per unit (each, a "Unit") of C$4.00. Each Unit will consist of one common share of the Company (each, a "Common Share") and one- half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of C$5.40 per Warrant Share for a term of five years following the closing of the Offering

"We are proud to have attracted the attention of investors all over the world as we continue our journey toward being listed on the NASDAQ this year," said Chantal Schutz, mCloud Executive Vice President and Chief Financial Officer. "Completing this Offering with a European investor nicely illustrates the attention we are receiving in the capital markets because of the ongoing IoT, AI, and cloud developments we have powered by our AssetCare™ platform."

The net proceeds of the Offering will be used for working capital and general corporate purposes.

The Units will be offered by way of a shelf prospectus supplement to be filed pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (the "Supplement"). Copies of the Supplement, and the amended and restated final short form base shelf prospectus of the Company dated April 28, 2020, will be available on the Company's profile on SEDAR at www.sedar.com. Closing of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and any applicable securities regulatory authorities.

The securities referenced herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward- looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained in this press release includes information relating to the anticipated closing date of the Offering, the filing and effectiveness of the Supplement and the proposed use of proceeds from the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed in the Company's public filings on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.